Exhibit 99.2

Webuy Global Ltd and CTG MICE Service Company Limited., a Subsidiary of China Tourism Group, Sign Landmark Agreement to Boost Inbound Tourism to China

Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a fast-growing Southeast Asian e-commerce and travel technology company, has entered into a strategic Memorandum of Understanding (MOU) with CTG MICE Service Company Limited.(“CTG MICE”), a subsidiary of China Tourism Group Travel Services Co. Ltd., which is part of China Tourism Group Corporation Limited (“CTG”), the largest state-owned tourism enterprise in China. The partnership aims to jointly develop and scale inbound tourism services to China.

Under this landmark partnership, both companies will jointly facilitate the annual arrival of at least 20,000 Chinese inbound travelers by enhancing infrastructure, designing curated travel routes, and delivering premium VIP services. By leveraging AI-powered itinerary planning, real-time support, and seamless travel experiences, the collaboration seeks to position China as a premier global destination for cultural tourism.

A Strategic Alliance for a New Era of Travel

As China reopens to the world, this strategic partnership arrives at a pivotal moment. Webuy’s travel vertical WeTrip, known for delivering immersive, intelligent, and personalized travel solutions, will work closely with under CTG Travel to deliver a seamless end-to-end experience. Offerings will include visa facilitation, conference support, and exclusive access to heritage sites.

CTG Travel will serve as WeTrip’s exclusive inbound travel service provider in China. The collaboration also includes:

●	Access to fast-track VIP customs clearance and premium hospitality services.

●	Customized city itineraries, heritage and cultural tours, and smart retail integration.

●	Jointly curated campaigns such as “Cultural Tourism Going Global” and “International Cultural Exchange” to promote China’s soft power and destination branding.

Bin Xue, CEO of Webuy Global Ltd, commented: “Our mission has always been to make travel more meaningful and accessible. This partnership marks a significant milestone in our growth strategy, as we work tobring the best of China to global travelers through technology, trust, and collaboration.”

About Webuy Global Ltd

Webuy Global Ltd. is a technology-driven company transforming community e-commerce and travel across Southeast Asia. The Company enhances its group-buy model with predictive AI, personalized recommendations, and community-led engagement, while its travel vertical delivers curated itineraries and real-time support through its proprietary AI Travel Consultant. Webuy is committed to delivering high-quality, affordable products and travel services that improve the lives of millions across the region. For more information, visit https://www.webuy.global/.

About CTG MICE

A subsidiary of CTG Travel, CTG MICE specializes in providing “one-stop’ comprehensive MICE services for institutional clients such as central enterprises, government entities, and Fortune Global 500 companies. Its multifaceted business covers conference services, international convention services, customized incentive travel services, exhibitions, business investigation and training, event planning and sports events, airport VIP services, and more. CTG Travel is part of CTG, under which there are two publicly listed subsidiaries: China Travel International Investment Hong Kong Limited (HKEX: 00308) and CTG Duty-Free (HKEX: 01880). CTG MICE is committed to riding the wave of market innovation and development, focusing on strengthening its business and professional capabilities to build an elite team as well as exerts quality services to maximize its customers’ commercial values and aspires to become the benchmark of China’s MICE tourism service industry.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including operational execution, market dynamics, and regulatory requirements. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.